Exhibit 14.4 – Charter of Nominating Committee

LUCAS ENERGY, INC.

CHARTER OF THE NOMINATING COMMITTEE

I.

PURPOSE

The purpose of the Nominating Committee (the “Committee”) of Lucas Energy, Inc. (the “Company”) is to aid the Board of Directors (the “Board”), the Chairman and the Chief Executive Officer in the areas of membership selection.

II.

MEMBERSHIP AND STRUCTURE

The Committee will be composed of at least two directors, all of whom satisfy the definition of “independent” under the listing standard of the NYSEAmex Exchange (the “Exchange”) or such other exchange(s) upon which the Company’s securities are listed. The Committee members will be appointed by the Board and may be removed by the Board in its discretion.  The Committee shall have the authority to delegate any of its responsibilities to subcommittees as deemed appropriate, provided the subcommittees are composed entirely of independent directors.

III.

MEETINGS

The Committee shall meet as often as its members deem necessary to perform the Committees responsibilities.

IV.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Committee will have the authority, to the extent it deems necessary or appropriate, to retain a search firm to be used to identify director candidates.  The Committee shall have sole authority to retain and terminate any such search firm, including sole authority to approve the firm’s fees and other retention terms.  The Committee shall also have authority, to the extent it deems necessary or appropriate, to retain other advisors.  The Company will provide the appropriate funding, as determined by the Committee, for payment of compensation to any search firm or other advisors employed by the Committee.

Specific responsibilities and duties of the Committee include:

a)

Establishing criteria for selection of new directors and nominees for vacancies on the Board;

b)

Approving director nominations to be presented for stockholder approval at the Company annual Meeting and filing on the Board;

c)

Identifying and assisting with the recruitment of qualified candidates for Broad membership and for the positions of Chairman of the Board and Chairmen of the committees of the Board;

d)

Recommending to the Board to accept or decline any tendered resignation of a director;

e)

Considering any nomination of director candidates validly made by stockholders;

f)

Reviewing any director conflict of interest issues and determining how to handle such issues;

g)

Insuring a review at least annually of incumbent directors’ performance and attendance at Board and committee meetings in connection with the independent directors’ decision regarding directors to be slated for election at the Company’s annual meeting;

h)

Providing appropriate orientation programs for new directors; and

i)

Reviewing and assessing the adequacy of the Company’s corporate governance policies and practices at least annually and recommending any proposed changes to the Board.

The Committee will also make periodic reports to the Board and will propose any necessary actions to the Board.  The Committee will also be responsible for the review and reassessment of the adequacy of this Charter annually and for recommending any proposed changes to the Board for approval.   The Committee will annually evaluate its own performance.

V.

NOMINATION PROCESS

The Committee has the authority to lead the search for individuals qualified to become members of the Board of the Company and to select or recommend to the Board nominees to be presented for stockholder approval.  The Committee will select individuals who have high personal and professional integrity, have demonstrated ability and sound judgment and are effective, in conjunction with other director nominees, in collectively serving the long-term interests of the Company’s stockholders.  The Committee may use its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Committee may meet to discuss and consider candidates’ qualifications and then choose a candidate by majority vote.

The Committee will consider nominees for the Board recommended in good faith by the Company’s stockholders, provided those nominees meet the requirements of the Exchange and applicable federal securities law.  Stockholders should submit the candidate’s name, credentials, contact information and his or her written consent to be considered as a candidate.  These recommendations should be submitted in writing to the Company Secretary.  The proposing stockholder should also include his or her contact information and a statement of his or her share ownership (how many shares owned and for how long).  The Committee may request further information about stockholder recommended nominees in order to comply with any applicable laws, rules or regulations or to the extent such information is required to be provided by such stockholder pursuant to any applicable laws, rules or regulations.